Exhibit 12
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
Preferred Apartment Communities, Inc.

	Six months ended June 30,	Year ended December 31,
(in thousands)	2018	2017	2016	2015	2014	2013
Earnings:
Net income (loss)	$8,985	$28,667	$(9,843)	$(2,426)	$2,127	$(4,205)
Add:
Fixed charges	43,315	67,468	44,284	21,316	10,188	5,780
Less: Net (income) loss attributable to
non-controlling interests	(240)	(986)	310	25	(33)	222
Total earnings	$52,060	$95,149	$34,751	$18,915	$12,282	$1,797

Fixed charges:
Interest expense	$39,976	$62,384	$40,689	$19,842	$9,183	$4,922

Amortization of deferred loan costs
related to mortgage indebtedness	3,339	5,084	3,595	1,474	1,005	859
Total fixed charges	43,315	67,468	44,284	21,316	10,188	5,781

Preferred dividends	40,441	63,651	41,081	18,752	7,382	3,963
Total Combined fixed charges and
preferred dividends	$83,756	$131,119	$85,365	$40,068	$17,570	$9,744

Ratio of Earnings to Combined fixed
charges and preferred dividends (A)	0.62	0.73	0.41	0.47	0.70	0.18

(A) The computation of our ratios of earnings to combined fixed charges and preferred stock dividends indicates that earnings were inadequate to cover combined fixed charges and preferred stock dividends by approximately $31.7 million, $36.0 million, $50.6 million, $21.2 million, $5.3 million and $7.9 million for the six months ended June 30, 2018 and the twelve months ended December 31, 2017, 2016, 2015, 2014 and 2013, respectively. Our net loss to common stockholders for the year ended December 31, 2013 includes the effect of a one-time deemed non-cash dividend of approximately $7.0 million related to a beneficial conversion feature within our Series B Preferred Stock, all of which was converted to Common Stock on May 16, 2013. Combined fixed charges and preferred dividends for the twelve months ended December 31, 2013 do not reflect the deemed non-cash dividend.